Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Thryv Holdings, Inc. for the registration of senior debt securities, common stock, preferred stock, depositary shares, warrants, and units and to the incorporation by reference therein of our reports dated March 15, 2022, with respect to the consolidated financial statements of Thryv Holdings, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Thryv Holdings, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Dallas, Texas

August 4, 2022